UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

(Amendment No. 6)

SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SL INDUSTRIES, INC.

(Name of Subject Company (issuer))

SL INDUSTRIES, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

784413106
(CUSIP Number of Class of Securities)

William T. Fejes, Jr.

President and Chief Executive Officer

SL Industries, Inc.
520 Fellowship Road, Suite A114

Mt. Laurel, New Jersey 08054
(856) 727-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With copies to:

Alan Perkins, Esq.

Evan Stone, Esq.
Gardere Wynne Sewell LLP

1601 Elm Street, Suite 3000

Dallas, Texas 75201

(214) 999-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of SL Industries, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2016 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Handy & Harman Ltd., a Delaware corporation (“H&H”), Handy & Harman Group Ltd., a Delaware corporation and a wholly owned subsidiary of H&H (“AcquisitionCo”), and SLI Acquisition Co., a Delaware corporation and a wholly owned subsidiary of AcquisitionCo (“Acquisition Sub”), as disclosed in a Tender Offer Statement on Schedule TO, as amended and supplemented, filed by H&H, AcquisitionCo and Acquisition Sub with the SEC on April 21, 2016, for Acquisition Sub to purchase all of the outstanding shares of the Company’s common stock, $.20 par value per share, at a purchase price of $40.00 per share, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 21, 2016, as amended and supplemented, and in the related Letter of Transmittal, as amended and supplemented.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraphs immediately prior to the subheading “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS”:

“Expiration of the Offer

“At 5:00 p.m., New York City time, on May 31, 2016 (the “Expiration Date”), the Offer expired as scheduled. Acquisition Sub was advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer, that as of the Expiration Date, a total of 3,358,701 Shares were validly tendered into and not validly withdrawn from the Offer, representing approximately 84.6% of the currently outstanding Shares and approximately 79.3% of the outstanding Shares not owned by H&H or any of its affiliates. The number of Shares tendered into the Offer satisfies the Minimum Tender Condition and the Super-Majority of the Minority Tender Condition. All conditions to the Offer having been satisfied, Acquisition Sub accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

On June 1, 2016, pursuant to the terms of the Merger Agreement, Acquisition Sub merged with and into the Company, with the Company continuing as the surviving corporation. The Merger was effected without a vote or meeting of the Company’s stockholders pursuant to Section 251(h) of the DGCL.  At the Effective Time, each Share then outstanding was converted into the right to receive the Offer Price, without interest, less any applicable withholding of taxes, except for (i) Shares then held by Company as treasury stock, (ii) Shares owned by H&H, AcquisitionCo or Acquisition Sub (including the Shares accepted by Acquisition Sub in the Offer) and (iii) Shares held by any stockholders who properly demanded appraisal of such Shares pursuant to Section 262 of the DGCL in connection with the Merger as described above in this Item 8 under the sub-heading entitled “Appraisal Rights.” All Company equity awards (that is, stock options, restricted stock units and restricted stock) outstanding at the Effective Time of the Merger, whether vested or unvested or exercisable or unexercisable, were cancelled and converted into the right to receive an amount in cash (without interest and less any applicable tax withholdings) equal to the product of the Offer Price (or in the case of stock options, the Offer Price less the applicable exercise price) and the number of Shares subject to the award or issuable upon exercise thereof immediately prior to the Effective Time of the Merger.

On June 1, 2016, the Company became a wholly-owned subsidiary of AcquisitionCo. In connection with the closing of the Merger, the Company notified the NYSE MKT that the Merger had been consummated and requested that the trading of Shares on the NYSE MKT be suspended as of the close of

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business on such date and that the listing of the Shares on the NYSE MKT be withdrawn. In addition, the Company requested that the NYSE MKT file with the SEC a notification on Form 25 to report the delisting of the Shares from the NYSE MKT and to deregister the Shares under Section 12(b) of the Exchange Act. The Company also intends to file with the SEC a Form 15 requesting that the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act be suspended.

On June 1, 2016, H&H issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(1)(O) and is incorporated herein by reference.”

Item 9.  Material to be Filed as Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NO.	DESCRIPTION

(a)(1)(O)	Press Release issued June 1, 2016 (incorporated by reference to Exhibit (a)(5)(D) to Schedule TO-T/A filed by Handy & Harman Ltd. on June 1, 2016)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL INDUSTRIES, INC.

By:	/s/ William T. Fejes, Jr.
Name:	William T. Fejes, Jr.
Title:	Chief Executive Officer and President

Dated:	June 1, 2016

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